TTBD, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES — Software revenue	$ 114,100
EXPENSES:	
General and administrative expenses	31,164
Regulatory fees and other expenses	45,039
Total expenses	76,203
INCOME FROM OPERATIONS BEFORE INCOME TAXES	37,897
INCOME TAXES	
NET INCOME	$ 37,897

See notes to financial statements.